Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Regina Wang

Youdao, Inc.

Tel: +86-10-8255-8963

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2020 Unaudited Financial Results

Hangzhou, China – November 19, 2020 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights

●	Total net revenues were RMB896.0 million (US$132.0 million), a 159.0% increase from the same period in 2019.

o	Net revenues from learning services and products were RMB763.5 million (US$112.4 million), a 239.1% increase from the same period in 2019.

o	Net revenues from online marketing services were RMB132.6 million (US$19.5 million), a 9.8% increase from the same period in 2019.

●	Gross billings of online courses[1] increased 228.4% year-over-year to RMB955.5 million (US$140.7 million) and gross billings of Youdao Premium Courses[2] increased 308.6% year-over-year to RMB877.0 million (US$129.2 million).

●	Gross margin was 45.9%, compared with 25.8% for the same period in 2019.

●	Deferred revenue from online courses was RMB992.4 million (US$146.2 million), compared with RMB407.9 million as of December 31, 2019.

____________________

1 Gross billings is a non-GAAP financial measure. Gross billings for a specific period refers to the total amount of consideration for Youdao’s online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. See "Non-GAAP Measures" and "Unaudited Reconciliation of GAAP and non-GAAP Results" at the end of this press release.

2 Youdao Premium Courses are Youdao’s flagship online learning offerings primarily focused on K-12 students, covering a wide spectrum of subject matters, learning goals and areas of interest.

Third Quarter 2020 Key Operating and Financial Data

	For the three months ended September 30
(in millions, RMB)	2019	2020	% of Change
Gross billings of online courses	290.9	955.5	228.4%
Gross billings of Youdao Premium Courses	214.6	877.0	308.6%
Paid student enrollments of Youdao Premium Courses (in thousands)	237.1	623.5	163.0%
K-12 paid student enrollments	92.7	498.7	437.9%
Adult paid student enrollments	144.4	124.8	-13.5%
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	905	1,406	55.4%

“Significant increases in our K-12 Youdao Premium Course enrollments drove our robust top-line growth in the third quarter,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. “With core operating and financial improvements to our business and increased marketing, our online courses reached RMB955.5 million in gross billings, and gross margin of learning services expanded to 53.9% in the third quarter, up from just 26.7% a year ago. We also continue to lead the market in intelligent learning devices, with sales accelerating to RMB163.1 million, primarily from the K-12 population.

“As the online education market quickly gets more expansive and more competitive, our unique product matrix, comprising online courses, intelligent devices, and learning apps, enables us to better address customer needs in innovative ways and to achieve organic growth. We will continue to scale, delivering high quality products and services to more students, to propel our long-term growth.” Dr. Zhou concluded.

Third Quarter 2020 Financial Results

Net Revenues

Net revenues for the third quarter of 2020 were RMB896.0 million (US$132.0 million), a 159.0% increase from RMB345.9 million for the same period of 2019.

Net revenues from learning services and products were RMB763.5 million (US$112.4 million) for the third quarter of 2020, a 239.1% increase from RMB225.2 million for the same period of 2019. The year-over-year growth from learning services was primarily attributable to the increased revenues generated from online courses, which were further driven by a substantial increase in both the paid student enrollments for K-12 courses of Youdao Premium Courses and gross billings per paid student enrollment of Youdao Premium Courses. The paid student enrollments for K-12 courses of Youdao Premium Courses increased by 437.9% year-over-year to 498,700 in the third quarter of 2020. Gross billings per paid student enrollment of Youdao Premium Courses increased by 55.4% year-over-year to RMB1,406 in the third quarter of 2020. Revenues generated from Youdao’s intelligent learning products also increased by 289.3% year-over-year to RMB163.1 million (US$24.0 million) in the third quarter of 2020, which was primarily driven by the expanded sales volume of Youdao Dictionary Pen.

Net revenues from online marketing services were RMB132.6 million (US$19.5 million) for the third quarter of 2020, a 9.8% increase from RMB120.8 million for the same period in 2019.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2020 was RMB411.6 million (US$60.6 million), a 361.2% increase from RMB89.2 million for the same period of 2019. Gross margin increased to 45.9% for the third quarter of 2020 from 25.8% for the same period of 2019.

Gross margin for learning services and products increased to 48.8% for the third quarter of 2020 from 27.5% for the same period of 2019, primarily attributable to improved gross margin in online courses, which was positively impacted by improved economies of scale and the continuous optimization of Youdao’s faculty compensation structure.

Gross margin for online marketing services was 29.5% for the third quarter of 2020, compared with 22.6% for the same period of 2019. The increase was mainly attributable to more revenue generated from brand advertising services, which carry a higher gross margin profile.

Operating Expenses

Total operating expenses for the third quarter of 2020 were RMB1.3 billion (US$192.3 million), representing an increase of 303.0%, compared with RMB324.0 million for the same period of last year.

Sales and marketing expenses for the third quarter of 2020 were RMB1.1 billion (US$169.1 million), representing an increase of 397.0%, compared with RMB231.0 million for the same period of 2019. This increase was mainly driven by intensified sales and marketing efforts associated with student acquisition and branding enhancement during Youdao’s summer campaign, as well as increased compensation expenses related to the expansion of the sales and marketing team for Youdao’s online courses.

Research and development expenses for the third quarter of 2020 were RMB121.0 million (US$17.8 million), representing an increase of 61.5%, compared with RMB74.9 million for the same period of 2019. The increase was primarily due to increased payroll-related expenses including share-based compensation expenses, as well as rental and facility expenses associated with an increased number of course development and technology professionals.

General and administrative expenses for the third quarter of 2020 were RMB36.6 million (US$5.4 million), representing an increase of 102.7%, compared with RMB18.1 million for the same period of 2019. The increase was mainly attributable to increased payroll-related expenses including share-based compensation expenses charged in the third quarter of 2020.

Loss from Operations

Loss from operations for the third quarter of 2020 was RMB894.0 million (US$131.7 million), compared with RMB234.7 million for the same period in 2019. The margin of loss from operations was 99.8%, compared with 67.9% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the third quarter of 2020 was RMB877.8 million (US$129.3 million), compared with RMB242.2 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the third quarter of 2020 was RMB865.7 million (US$127.5 million), compared with RMB238.8 million for the same period of last year.

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders for the third quarter of 2020 was RMB7.73 (US$1.14), compared with RMB2.63 for the same period of 2019. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB7.63 (US$1.12), compared with RMB2.60 for the same period of 2019.

Balance Sheet

As of September 30, 2020, Youdao’s cash, cash equivalents, time deposits and short-term investments totaled RMB1.1 billion (US$166.9 million), compared with RMB1.6 billion as of December 31, 2019. The decrease was primarily attributable to more payment made due to increased sales and marketing activities during the summer campaign. For the third quarter of 2020, net cash used in operating activities was RMB593.4 million (US$87.4 million), capital expenditures totaled RMB12.1 million (US$1.8 million), and depreciation and amortization expenses amounted to RMB4.3 million (US$0.6 million).

As of September 30, 2020, the Company’s contract liabilities, which mainly consist of deferred revenues generated from Youdao’s online courses, were RMB1.1 billion (US$156.9 million), representing an increase of 133.3% from RMB456.8 million as of December 31, 2019.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, November 19, 2020 (Beijing/Hong Kong Time: 7:00 p.m., Thursday, November 19, 2020). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10149588

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 26, 2020:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10149588

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as gross billings and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted earnings/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. The management uses gross billings as a performance measurement because the Company generally bills students for the entire course tuition at the time of sale of the courses and recognizes revenue proportionally over an average of the learning periods of different online courses. Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income/(loss) attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2019	2020	2020
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	173,328	77,975	11,484
Time deposits	1,325,737	817,475	120,401
Short-term investments	121,126	237,418	34,968
Accounts receivable, net	200,675	334,329	49,241
Inventories, net	73,225	91,938	13,541
Amounts due from NetEase Group	14,930	5,728	844
Prepayment and other current assets	120,891	200,584	29,544
Total current assets	2,029,912	1,765,447	260,023

Non-current assets:
Property and equipment, net	24,551	39,488	5,816
Operating lease right-of-use assets, net	23,873	83,463	12,293
Other assets, net	8,128	26,776	3,943
Total non-current assets	56,552	149,727	22,052

Total assets	2,086,464	1,915,174	282,075

Liabilities and Shareholders' Equity/(Deficit)
Current liabilities:
Accounts payables	62,675	119,175	17,553
Payroll payable	94,488	97,045	14,293
Amounts due to NetEase Group	48,126	38,116	5,614
Contract liabilities	456,805	1,065,563	156,940
Taxes payable	25,977	35,501	5,229
Accrued liabilities and other payables	192,643	583,497	85,940
Short-term loans from NetEase Group	878,000	878,000	129,315
Total current liabilities	1,758,714	2,816,897	414,884

Non-current liabilities:
Long-term lease liabilities	21,206	65,279	9,615
Other non-current liabilities	5,517	4,394	647
Total non-current liabilities	26,723	69,673	10,262

Total liabilities	1,785,437	2,886,570	425,146

Shareholders' equity/(deficit):
Youdao's shareholders' equity/(deficit)	300,091	(972,573)	(143,244)
Noncontrolling interests	936	1,177	173
Total shareholders' equity/(deficit)	301,027	(971,396)	(143,071)

Total liabilities and shareholders' equity/(deficit)	2,086,464	1,915,174	282,075

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.7896 on the last trading day of September (September 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	183,256	433,697	600,350	88,422	454,980	1,423,025
Online marketing services	120,753	103,212	132,585	19,528	354,494	335,047
Learning products	41,899	86,381	163,106	24,023	84,977	302,647
Total net revenues	345,908	623,290	896,041	131,973	894,451	2,060,719

Cost of revenues (2):	(256,674)	(341,751)	(484,488)	(71,357)	(646,259)	(1,131,902)
Gross profit	89,234	281,539	411,553	60,616	248,192	928,817

Operating expenses:
Sales and marketing expenses (2)	(230,975)	(445,151)	(1,147,927)	(169,073)	(417,111)	(1,892,237)
Research and development expenses (2)	(74,929)	(91,423)	(120,991)	(17,820)	(186,113)	(296,513)
General and administrative expenses (2)	(18,072)	(27,978)	(36,639)	(5,396)	(41,856)	(93,080)
Total operating expenses	(323,976)	(564,552)	(1,305,557)	(192,289)	(645,080)	(2,281,830)
Loss from operations	(234,742)	(283,013)	(894,004)	(131,673)	(396,888)	(1,353,013)

Interest (expense)/income, net	(4,071)	(424)	(1,217)	(179)	(16,433)	(1,518)
Others, net	8,939	25,619	17,352	2,556	17,192	51,547
Loss before tax	(229,874)	(257,818)	(877,869)	(129,296)	(396,129)	(1,302,984)

Income tax expenses	(802)	(9)	(240)	(35)	(2,441)	(2,434)
Net loss	(230,676)	(257,827)	(878,109)	(129,331)	(398,570)	(1,305,418)
Net (income)/loss attributable to noncontrolling interests	(454)	21	304	44	(935)	383
Net loss attributable to the Company	(231,130)	(257,806)	(877,805)	(129,287)	(399,505)	(1,305,035)
Accretions of convertible redeemable preferred shares to redemption value	(11,053)	-	-	-	(32,209)	-
Net loss attributable to ordinary shareholders of the Company	(242,183)	(257,806)	(877,805)	(129,287)	(431,714)	(1,305,035)

Basic net loss per ADS	(2.63)	(2.30)	(7.73)	(1.14)	(4.69)	(11.60)
Diluted net loss per ADS	(2.63)	(2.30)	(7.73)	(1.14)	(4.69)	(11.60)

Shares used in computing basic net loss per ADS	92,000,000	112,277,976	113,495,422	113,495,422	92,000,000	112,517,299
Shares used in computing diluted net loss per ADS	92,000,000	112,277,976	113,495,422	113,495,422	92,000,000	112,517,299

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.7896 on the last trading day of September (September 30, 2020) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	540	1,043	1,665	245	1,447	3,876
Sales and marketing expenses	(92)	808	2,071	305	688	3,790
Research and development expenses	1,020	3,016	5,418	798	1,061	11,577
General and administrative expenses	1,903	2,394	2,917	430	2,302	7,658

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services and products	225,155	520,078	763,456	112,445	539,957	1,725,672
Online marketing services	120,753	103,212	132,585	19,528	354,494	335,047
Total net revenues	345,908	623,290	896,041	131,973	894,451	2,060,719

Cost of revenues
Learning services and products	163,225	267,942	391,037	57,593	400,035	885,756
Online marketing services	93,449	73,809	93,451	13,764	246,224	246,146
Total cost of revenues	256,674	341,751	484,488	71,357	646,259	1,131,902

Gross margin
Learning services and products	27.5%	48.5%	48.8%	48.8%	25.9%	48.7%
Online marketing services	22.6%	28.5%	29.5%	29.5%	30.5%	26.5%
Total gross margin	25.8%	45.2%	45.9%	45.9%	27.7%	45.1%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2019	2020	2020	2020	2019	2020
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues of online courses	163,389	394,596	567,044	83,517	391,622	1,317,440
Add: value-added tax	16,468	38,687	54,083	7,966	33,551	114,118
Add: ending deferred revenue	296,693	658,052	992,393	146,164	296,693	992,393
Less: beginning deferred revenue	(185,622)	(549,317)	(658,052)	(96,921)	(129,144)	(407,861)
Non-GAAP gross billings of online courses	290,928	542,018	955,468	140,726	592,722	2,016,090

Net revenues of Youdao Premium Courses	116,529	332,202	496,508	73,128	307,818	1,130,235
Add: value-added tax	12,148	33,044	49,643	7,312	26,510	100,779
Add: ending deferred revenue	243,128	562,643	893,517	131,601	243,128	893,517
Less: beginning deferred revenue	(157,184)	(470,668)	(562,643)	(82,868)	(109,105)	(344,111)
Non-GAAP gross billings of Youdao Premium Courses	214,621	457,221	877,025	129,173	468,351	1,780,420

Net loss attributable to ordinary shareholders of the Company	(242,183)	(257,806)	(877,805)	(129,287)	(431,714)	(1,305,035)
Add: share-based compensation	3,371	7,261	12,071	1,778	5,498	26,901
Non-GAAP net loss attributable to ordinary shareholders of the Company	(238,812)	(250,545)	(865,734)	(127,509)	(426,216)	(1,278,134)

Non-GAAP basic net loss per ADS	(2.60)	(2.23)	(7.63)	(1.12)	(4.63)	(11.36)
Non-GAAP diluted net loss per ADS	(2.60)	(2.23)	(7.63)	(1.12)	(4.63)	(11.36)